Exhibit (h)(iv)

COHEN & STEERS ETF TRUST

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

August 6, 2026

COHEN & STEERS CAPITAL MANAGEMENT, INC.

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

Dear Sirs:

Cohen & Steers ETF Trust (“We”, “Us” or the “Trust”), on behalf Cohen & Steers Real Assets Active ETF, a series of the Trust (the “Fund”), herewith confirms its agreement (the “Agreement”) pursuant to which Cohen & Steers Capital Management, Inc. (“You”) will waive certain of its fees and/or reimburse the Fund for expenses incurred as follows:

1.  Reference is made to the Investment Advisory Agreement, dated November 12, 2024, between the Trust and You (the “Investment Advisory Agreement”).

2.  Pursuant to Paragraph 6 of the Investment Advisory Agreement, We have agreed to pay You an annual investment advisory fee equal to the amount set forth on Schedule A thereto of the average daily value of the Fund’s net assets (the “Investment Advisory Fee”). The Investment Advisory Fee is accrued daily and paid monthly in arrears from the assets of the Fund.

3.  Notwithstanding Paragraph 6 of the Investment Advisory Agreement, You agree that You will, for the life of the Fund, waive a portion of the Investment Advisory Fee and/or reimburse the Fund in an amount equal to the net investment management fees of any acquired funds that are managed by You so long as you are the investment advisor of the Fund.

4.  Additionally, notwithstanding Paragraph 6 of the Investment Advisory Agreement, You agree that as of the date first set forth above through the period set forth on Schedule I (attached hereto) (the “Expense Waiver Period”), You will waive a portion of the Investment Advisory Fee and/or reimburse the Fund for all other acquired fund fees and expenses incurred by the Fund in an amount of up to 0.10% of such acquired fund fees and expenses as reflected in the Fund Fees and Expenses table set forth in the Fund’s prospectus.

5.  Unless specified otherwise in a duly executed, written agreement between You and the Trust, after the end of the Expense Waiver Period and thereafter, You shall be entitled to the Investment Advisory Fee as specified in Paragraph 6 and Schedule A of the Investment Advisory Agreement and shall have no obligation to waive any portion of the Investment Advisory Fee and/or reimburse any of the Fund’s expenses unless otherwise required by law, pursuant to a written duly executed agreement between the Trust and You, or pursuant to the waiver and reimbursement provided by Paragraph 3 of this Agreement.

6.  This Agreement may only be amended or terminated prior to its expiration date by agreement between Us and You and will terminate automatically in the event of termination of the Investment Advisory Agreement.

7.  This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Investment Company Act of 1940, as amended.

If the foregoing is in accordance with your understanding, will You kindly so indicate by signing and returning to Us the enclosed copy hereof.

Very truly yours,

COHEN & STEERS ETF TRUST

By:	/s/ Dana A. DeVivo
Name:	Dana A. DeVivo
Title:	Secretary and Chief Legal Officer

Agreed to and Accepted as of the date

first set forth above.

COHEN & STEERS CAPITAL MANAGEMENT, INC.

By:	/s/ James Giallanza
Name:	James Giallanza
Title:	Executive Vice President

SCHEDULE I

Fund Name	Expense Limitation Period

Cohen & Steers Real Assets Active ETF	Through June 30, 2028